082-03822

APELLA
RESOURCES INC.

Apella Resources Inc.

[redacted]

08004771

RECEIVED
2008 SEP -9 A 8:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

APELLA COMPLETES DRILL PROGRAM ON TOUCHDOWN PROJECT

CHIBOUGAMAU

Vancouver, BC - Tuesday, August 26th 2008, 3:00p.m. PDT

SUPPL

Apella Resources Inc. (TSX.V Symbol - (APA); Frankfurt Symbol - (NWN), and its Board of Directors announce that the Company has completed a thirteen hole diamond drill program totaling 2,679 meters, on its wholly owned Touchdown Gold project, which is part of its Chibougamau Assemblage located in the Chapais area, in central Quebec.

Complete assay results have been received for all holes and while some drill results were encouraging, no results of economic value were identified in this most recent drill program.

In 1987, Minnova reported a drill defined resource estimate of 163,295 tonnes grading 5.83 g/t gold on what is now part of Apella's Touchdown Project. Apella is not treating the historical resource estimate as a National Instrument 43-101 defined resource for reserves verified by a qualified person and the historical resource estimate should not be relied upon.

Apella's geological team will continue to assess the merits of the Touchdown Project as to further exploration activities.

The qualified person for the purposes of this news release is Dr. Christian G. Derosier, P.Geo.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

PROCESSED
SEP 10 2008
THOMSON REUTERS

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

dlw 9/9 END

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com